Corporate Office 901 Explorer Blvd. Huntsville, AL 35806	U.S. Mail P.O. Box 140000 Huntsville, AL 35814-4000	Toll Free: 1 800 9ADTRAN Telephone: 256 963.8000 http: //www.adtran.com

May 28, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry M. Spirgel

Re:	ADTRAN, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
SEC Comment Letter Dated May 2, 2013
File No. 0-24612

Ladies and Gentlemen:

This correspondence is in response to the letter to ADTRAN, Inc. (the “Company”), dated May 2, 2013 (the “Comment Letter”) from Larry M. Spirgel, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission.

In connection with the letter from McKenna, Long & Aldridge LLP, as counsel to the Company, filed on the date hereof in response to the Comment Letter, and as required by the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James E. Matthews

James E. Matthews, Chief Financial Officer

cc:	Thomas R. Stanton
Thomas Wardell